MUTUAL RELEASE AND SETTLEMENT AGREEMENT

Dated for reference June 15, 2005

BETWEEN:

T. Cameron Scott, geologist, of 3925 4th Avenue, Port Alberni, British Columbia, Canada V9Y 4J1

(hereinafter Scott)

AND:

Window Rock Capital Corporation, a corporation subsisting under the laws of the State of Nevada with a business address at 9730 Harrison, Missouri City, Texas, USA 77459

(hereinafter Window Rock)

WHEREAS:

A.	Scott, in partnership with Petra Gem Explorations of Canada, Ltd.
(hereinafter Petra Gem) was previously involved in the staking and acquisition of certain mineral claims in British Columbia;

B.	Scott and Petra Gem transferred certain mineral claims to Energex
Minerals Ltd. (hereinafter Energex);

C.	Scott and Energex entered into a royalty agreement dated March 9,
1990 (the Royalty Agreement);

D.	Energex transferred certain mineral claims to Window Rock (whose previous corporate names included Timebeat.com Enterprises Inc. and AGC Americas Gold Corp.);

E.	Scott has alleged certain legal claims against Window Rock arising from the Royalty Agreement;

F.	Petra Gem was dissolved as a British Columbia corporation on July 9,
1993 for failure to file corporate returns, and the principals of Petra Gem have assigned to Scott all of their interest in the matters covered by this Agreement; and

G.	Window Rock and Scott wish to enter into a complete and final settlement of all issues and potential issues between them.

NOW THEREFORE this Agreement witness that in consideration of the premises and the mutual covenants and agreements referred to herein, the parties agree as follows:

1.	Transfer of Mineral Claims

Forthwith following execution of this Agreement, Window Rock will transfer to Scott all of its right, title and interest in the mineral claims listed in Schedule A hereto, and geological and technical data relating thereto. Window Rock will execute and deliver such Bills of Sale as Scott may reasonably request to effect such transfer. All costs relating to the transfer, including without limitation the cost of preparing any required Bills of Sale and government transfer fees, will be borne by Scott.

2.	No Warranty of Title

Except as expressly provided in this section, Window Rock gives no representation, warranty, covenant, or other assurance concerning its title or the extent of its ownership of any of the claims listed in Schedule A hereto.

Window Rock represents and warrants that it has not, at any time subsequent to June 9, 2005, done any act to transfer or otherwise dispose of any interest in the mineral claims listed in Schedule A hereto.

3.	Indemnification by Scott

Scott will indemnify and hold harmless Window Rock in respect of any and all claims by Petra Gem, or any shareholders of Petra Gem, relating to matters covered by this Agreement.

4.	Release by Scott

Except for obligations arising under this Agreement, Scott, on his own behalf and for and on behalf of his heirs, administrators, successors, and assigns (all of whom are collectively referred to in this section as the Releasors) hereby remises, releases, and forever discharges Window Rock Capital Corporation, its past and present servants, officers, agents, and employees, and all of their respective heirs, administrators, successors, and assigns (all of whom are collectively referred to in this section as the Releasees) of and from any and all actions, causes of action, claims, debts, demands, damages, and costs, whether known or unknown, suspected or unsuspected, and at law or in equity, arising from any fact or matter to the date hereof, including without limitation any and all actions, causes of action, claims, debts, demands, damages, and costs relating to the Royalty Agreement.

In addition, none of the Releasors will commence, prosecute, or maintain any form of action, suit, arbitration, or any other proceeding against any person who might claim contribution, indemnity, or any other similar form of relief against any of the Releasees relating to any matter covered by the release herein.

5.	Release by Window Rock

Except for obligations arising under this Agreement, Window Rock, on its own behalf and for and on behalf of its past and present servants, officers, agents, and employees, and all of their respective heirs, administrators, successors, and assigns (all of whom are collectively referred to in this section as the Releasors) hereby remises, releases, and forever discharges Scott and his heirs, administrators, successors, and assigns (all of whom are collectively referred to in this section as the Releasees) of and from any and all actions, causes of action, claims, debts, demands, damages, and costs, whether known or unknown, suspected or unsuspected, and at law or in equity, arising from any fact or matter to the date hereof, including without limitation any and all actions, causes of action, claims, debts, demands, damages, and costs relating to the Royalty Agreement.

In addition, none of the Releasors will commence, prosecute, or maintain any form of action, suit, arbitration, or any other proceeding against any person who might claim contribution, indemnity, or any other similar form of relief against any of the Releasees relating to any matter covered by the release herein.

6.	Further assurances

Each party shall execute and deliver such further documents, and do such further acts, as may reasonably be requested by the other party to give effect to the provisions and intent of this Agreement.

7.	Independent Advice

Each party to this Agreement acknowledges and agrees that it has entered into this Agreement based on its own business judgment and on the advice of its own legal and other professional advisors, and not in reliance on any representation of the other party.

8.	Counterpart Execution

This Agreement may be executed in counterpart, facsimile, or by electronic transmission, and such counterpart, facsimile, or electronically transmitted documents shall be taken and read together and shall constitute a valid and binding agreement of the parties hereto.



T. Cameron Scott					Witness


WINDOW ROCK CAPITAL CORPORATION
  By:


Charles R. Shirley, authorized signatory

                        Schedule A

Mineral Claims

Tenure No.	Claim

238049	        Law #1
238050	        Law #2
238126	        JM
238127	        JD
238295	        JR
238316	        McClair 1
238326	        JK Fr.
238327	        JC Fr.
238328	        JU Fr.
238333	        JB
238340	        Tor Fr.
238474	        Antoine Louis
238675	        Gas I
238676	        Gas II
303799	        New Moose 2A
303800	        New Moose 2B
303801	        New Moose 2C
303802	        New Moose 2D
303824	        New Moose #5
325956	        Kad I
325957	        Kad II
360363	        MH-1
360364	        MH-2
360365	        MH-3
360366	        MH-4
360367	        MH-5
360368	        MH-6